Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 AUG 11 P 2:-4

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	8 August 2008 [redacted]	*heets:*	*1*

SUPPL

Current report 41/2008

08004253

The Management Board of KGHM Polska Miedź S.A. announces that on 7 August 2008 a contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG for the sale of copper cathodes in years 2009 – 2011.

The estimated value of this contract is from USD 369 727.4 thousand to USD 448 954.7 thousand, i.e. from PLN 775 503.2 thousand to PLN 941 682.5 thousand, depending on the amount of tonnage under option. This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 7 August 2008.

The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Wieland Werke AG over the last 12 months is from PLN 1 087 060.6 thousand to PLN 1 278 006.6 thousand, depending on the amount of tonnage under option.
The highest-value contract signed during this period is the above-mentioned contract.

The criteria used for describing the contract as significant is that the total estimated value of the contracts exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

PROCESSED
AUG 13 2008
THOMSON REUTERS

I WICEPREZES ZARZADU
Herbert Wirth

WICEPREZES ZARZADU
Maciej Tybura

END